July 20, 2018

VIA EDGAR
Kevin J. Kuhar
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Natus Medical Incorporated
Form 10-K for the year ended December 31, 2017
Filed March 1, 2018
File No. 000-3300

Dear Mr. Kuhar:

Thank you for your letter dated July 12, 2018 and your comment regarding our Form 10-K for the Fiscal Year Ended December 31, 2017. Below please find your comment and our response. Natus Medical Incorporated (the “Company”) and its management strive to provide disclosures that are informative and accurate. We welcome these comments as a means to enhance our disclosures and ensure that we are fully compliant with all of the disclosure requirements of the Unites States Securities and Exchange Commission.
Staff Comment and Company Response:
Form 10-K for the Fiscal Year Ended December 31, 2017
Exhibit 32.1

1.
Amend your Form 10-K to include Section 906 certifications that correctly refer to your annual report on Form 10-K for the annual period ended December 31, 2017, instead of the annual period ended December 31, 2016. Additionally, we note that you did not include Section 302 certifications with your Amendment No. 2 to Form 10-K filed on April 30, 2018. Please file a full amendment that includes all items of the form, including Part III information, as well as currently dated Exhibit 31 and 32 certifications.

The Company respectfully notes the Staff's comment and has filed amendment No. 3 to our Form 10-K for the fiscal year ended December 31, 2017 which includes all items of the form, including Part III information, as well as currently dated Exhibit 31 and 32 certifications that correctly refer to the fiscal year ended December 31, 2017.
In Closing
Once again, we want to thank you for your review of our filings with the Commission and your related comments. We trust that our responses have been adequate and to the point. If you have any questions, please feel free to contact me via email, which you have, or via telephone at 321-235-8201.

Very truly yours,
/s/ Sharon R. Villaverde
Sharon R. Villaverde
Interim Chief Financial Officer
Natus Medical Incorporated

Natus Medical Incorporated • 6701 Koll Center Parkway, Suite 120 • Pleasanton, CA 94566 USA • 925.223.6710 • www.natus.com